# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MNTN, Inc., CIK 0001891027
CUSIP: 55318A108
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 823 Congress Avenue, #1827, Austin, Texas (TX), 78768
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002060676

## Reporting persons
- Mercato Partners Growth III GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,168,022; sole dispositive power 0; shared dispositive power 6,168,022; aggregate amount beneficially owned 6,168,022 (12.8% of the class)
  Comment: Limited Liability Company
- Mercato Partners Growth III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,761,058; sole dispositive power 0; shared dispositive power 5,761,058; aggregate amount beneficially owned 5,761,058 (11.9% of the class)
- Mercato Partners Growth AI III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 170,776; sole dispositive power 0; shared dispositive power 170,776; aggregate amount beneficially owned 170,776 (0.4% of the class)
- Mercato Partners Traverse IIIe, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 25,000; sole dispositive power 0; shared dispositive power 25,000; aggregate amount beneficially owned 25,000 (0.1% of the class)
- Mercato Traverse MNTN Series D Coinvest, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 211,188; sole dispositive power 0; shared dispositive power 211,188; aggregate amount beneficially owned 211,188 (0.4% of the class)
  Comment: Limited Liability Company
- Greg Warnock: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,168,022; sole dispositive power 0; shared dispositive power 6,168,022; aggregate amount beneficially owned 6,168,022 (12.8% of the class)

## Item 1. Issuer
Name of issuer: MNTN, Inc.
Address of issuer's principal executive offices: 823 Congress Avenue #1827 Austin, TX, 78768

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Mercato Partners Growth III GP, LLC ("MPG III GP")
Mercato Partners Growth III, L.P. ("MPG III")
Mercato Partners Growth AI III, L.P. ("MPG AI III")
Mercato Partners Traverse IIIe, L.P. ("MPG IIIe")
Fund 00103, a Series of Mercato Traverse MNTN Series D Coinvest, LLC ("Fund 00103")
Greg Warnock
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 2750 E. Cottonwood Pkwy, Suite 500, Cottonwood Heights, UT 84121.
Citizenship: Mr. Warnock is a citizen of the United States. Each of the remaining Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Class A Common Stock of the Issuer as of June 30, 2025, based upon 48,269,318 shares of Class A Common Stock outstanding as of June 30, 2025, as provided by the Issuer.

MPG III is the record holder of 5,761,058 shares of Class A Common Stock; MPG AI III is the record holder of 170,776 shares of Class A Common Stock; MPG IIIe is the record holder of 25,000 shares of Class A Common Stock; and Fund 00103 is the record holder of 211,188 shares of Class A Common Stock.

MPG III GP is the sole general partner of MPG III, MPG AI III and MPG IIIe, and the sole manager of Fund 01003. Greg Warnock is the manager of MPG III GP and as such, MPG III GP and Mr. Warnock may be deemed to share beneficial ownership of the securities held of record by MPG III, MPG AI III, MPG IIIe and Fund 01003, or an aggregate of 6,168,022 shares of Class A Common Stock.
Percent of class: See Item 11 of each of the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Mercato Partners Growth III GP, LLC: /s/ Gregory Warnock, Gregory Warnock, Managing Director (08/14/2025)
- Mercato Partners Growth III, L.P.: By: Mercato Partners Growth III GP, LLC, its General Partner, /s/ Gregory Warnock, Gregory Warnock, Managing Director (08/14/2025)
- Mercato Partners Growth AI III, L.P.: By: Mercato Partners Growth III GP, LLC, its General Partner, /s/ Gregory Warnock, Gregory Warnock, Managing Director (08/14/2025)
- Mercato Partners Traverse IIIe, L.P.: By: Mercato Partners Growth III GP, LLC, its General Partner, /s/ Gregory Warnock, Gregory Warnock, Managing Director (08/14/2025)
- Mercato Traverse MNTN Series D Coinvest, LLC: By: Mercato Partners Growth III GP, LLC, its Manager, /s/ Gregory Warnock, Gregory Warnock, Managing Director (08/14/2025)
- Greg Warnock: /s/ Gregory Warnock, Gregory Warnock (08/14/2025)